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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF FEBRUARY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F    X      Form 40-F
                         --------            --------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes           No    X
                   --------     --------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                   [CNH LOGO]



                         NEWS RELEASE


                         For Immediate Release

                         CNH BEGINS SCHEDULED MOVE OF NEW HOLLAND BIDIRECTIONAL TRACTOR PRODUCTION TO ITS FARGO PLANT

            For more     Racine, Wisconsin (February 12, 2001) - CNH Global
information contact:     (N:CNH) said today that it is proceeding with plans to
                         move production of its New Holland Bidirectional
William B. Masterson     tractor from its former Winnipeg, Canada, plant to the
     01 262 636 5793     CNH facility in Fargo, North Dakota. The company
                         expects to have models of the tractor available from Fargo in time for the 2001 fall selling season.

                         The TV140 Bidirectional tractor has been produced at the Winnipeg plant since 1998. When the plant was sold by CNH to Buhler Industries in August 2000, as one of the conditions for regulatory approval of the business merger between Case Corporation and New Holland. At the time of the sale, CNH negotiated a supply agreement with Buhler to continue to produce the TV140 at Winnipeg for the New Holland brand until CNH was ready to move production to one of its own plants.

                         CNH's Fargo plant also produces four-wheel drive tractors and wheel loaders.

                         New Holland is the only major tractor manufacturer to offer a bidirectional tractor. The unique design enables farmers to mount and power implements on both the front and back of the tractor. The seat and controls swivel within the cab to allow the operator to drive the tractor in either direction.

                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth moving equipment, New Holland, O&K and Steyr.


                                                 ###




                         - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -
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\                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             CNH Global N.V.



                                             By: /s/ MARSHA J. EBERHARDT
                                                 -------------------------------
                                                 Marsha J. Eberhardt
                                                 Assistant Secretary



February 12, 2001